SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 11-K

(Mark One)

  X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 1999

OR

_____   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from --------------------to---------------------.

Commission file number 1-9759

A.   Full title of the plan and the address of the plan, if different from that of the
Issuer named below:

       SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF THE
IMC-AGRICO MP, INC. REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION AT FLORIDA
MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

B.   Name of issuer of the securities held pursuant to the plan and the address
Of its principal executive office:

IMC GLOBAL INC.
2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062

Employer Identification #36-3888539
Plan #103

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES REPRESENTED BY LOCAL #35 INTERNATIONAL CHEMICAL WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
(Together with Auditors' Report)

DECEMBER 31, 1999 AND 1998

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

TABLE OF CONTENTS

Independent Auditors' Report

Plan Administrator
  Salary Reduction Plan for Hourly Employees
  Represented by Local #35 International Chemical Workers Union
  At Florida Minerals Operations of IMC-Agrico MP, Inc.

We have audited the accompanying statement of net assets available for benefits of the Salary Reduction Plan for Hourly Employees Represented by Local #35 International Chemical Workers Union at Florida Minerals Operations of IMC-Agrico MP, Inc. as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 7, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC   May 26 ,2000

Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
      IMC-Agrico MP, Inc. Represented by
      Local #35 International Chemical Workers Union

We have audited the accompanying statement of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #35 International Chemical Workers Union as of December 31, 1998 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois   Ernst & Young LLP
May 7, 1999

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS		
Cash	$ 150	$ -
Investments, at fair value:		
Master trust funds:		
Interest in IMC-Agrico Stock Fund	319,240	179,584
Interest in IMC-Agrico Fixed Income Fund	3,278,059	2,885,137
Mutual funds:		
Vanguard Wellington Fund, Inc.	2,079,098	2,103,949
Fidelity Equity-Income Fund, Inc.	1,419,913	1,209,195
Fidelity Magellan Fund, Inc.	619,175	337,870
Loans to participants	563,398	378,673
Total investments	8,279,033	7,094,408
Receivables:		
Participant contributions	18,293	19,552
Company contributions	1,247	2,591
Total receivables	19,540	22,143
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,298,573	$ 7,116,551

The accompanying notes are an integral part of these financial statements.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

STATEMENTS OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
ADDITIONS		
Investment income:		
Interest and dividends	$ 141,314	$ 117,274
Net realized and unrealized appreciation		
in fair value of investments	173,767	261,605
Income from master trust funds	117,028	167,135
Total investment income	432,109	546,014
Contributions:		
Participants	1,173,664	1,268,357
Company	65,262	43,239
Total contributions	1,238,926	1,311,596
Total additions	1,671,035	1,857,610
DEDUCTIONS		
Distributions	479,425	399,920
Transfers to other plans	9,588	49,288
Total deductions	489,013	449,208
NET INCREASE	1,182,022	1,408,402
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	7,116,551	5,708,149
End of year	$ 8,298,573	$ 7,116,551

The accompanying notes are an integral part of these financial statements.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS

1. **Description of the Plan**

The following description of the Salary Reduction Plan for Hourly Employees Represented by Local #35 International Chemical Workers Union at Florida Minerals Operations of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on January 1, 1988, and was amended and restated on January 1, 1998. Hourly employees of Florida Minerals Operations of IMC-Agrico MP, Inc. (the Company) who are represented by Local #35 International Chemical Workers Union are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $150 per week. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (IRC); such contributions were subject to the calendar year maximum of $10,000 in 1999 and 1998. Beginning January 1, 1998, the Company contributes an amount equal to $.25 per $1.00 contributed weekly by participant up to the first $10.00 contributed weekly by participant.

Participant Accounts

Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, interest, dividends, and net realized and unrealized gains or losses on the last day of each month.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. **Description of the Plan (Continued)**

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

- *Company Stock Fund* – Assets are invested in shares of the IMC-Agrico Stock Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

- *Fixed Income Fund* – Assets are invested in shares of IMC-Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

  a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

  b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.65% through March 15, 2001.

  c. GIC with Sunamerica Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

  d. GIC with Government Plus Synthetic with an open maturity and interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

  e. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

  f. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.05% through July 27, 2003.

  g. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. **Description of the Plan (Continued)**

   h. GIC with John Hancock with a guaranteed interest rate of 6.11% through March 31, 2004.

   i. GIC with Protective Life with a guaranteed interest rate of 6.25%, ½ due December 31, 2002, and remainder due June 30, 2004.

   j. Marshall Money Market Fund.

   k. The M&1 Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

   - *Balanced Fund* – Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

   - *Equity Fund* – Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

   - *Growth Fund* – Assets are invested in shares of the Fidelity Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

   - *Loan Fund* – Loans made to participants as described below.

   Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

   Vesting

   Participants are immediately vested in their accounts.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. **Description of the Plan (Continued)**

   Withdrawals

   Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59½ or in the event of total and permanent disability. Subject to limitations specified in the Plan, certain withdrawals of funds transferred from other qualified benefits plans can be made by participants without penalty.

   Deferred Distributions

   Participants who terminate their employment and have an account balance in excess of $5,000 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

   Loans to Participants

   Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2. **Summary of Significant Accounting Policies**

   Investment Valuation

   All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

2. **Summary of Significant Accounting Policies (Continued)**

Trust, N.A. Income Plus Fund, and the M&I Stable Principal Fund is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Income Recognition

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions

Participant contributions are recorded each pay period as withheld by the Company. Contributions by the Company are made monthly based on the minimum contribution required by the Plan.

Participant Withdrawals

Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1999 and 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters,* in 1999.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Investment in Master Trust**

Assets of the Company Stock Fund and the Fixed Income Fund are invested in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan held a 3.6% and 10.4% interest, respectively, in the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund at December 31, 1999 (2.1% and 10.1%, respectively, at December 31, 1998).

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The assets of the pooled funds as of December 31, 1999, were as follows:

	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
IMC Global Inc. common stock	$ 8,625,974	$ -
M&I Stable Principal Fund	-	14,348,030
Guaranteed Investment Contracts:		
CDC Investment Management Corp.	-	1,500,000
Rabobank Alternative	-	829,073
Sunamerica Life Company	-	3,579,144
Government Plus Synthetic	-	2,740,361
Ohio National	-	1,638,848
Sunamerica Life Synthetic	-	1,310,878
Connecticut General Life	-	1,600,177
John Hancock	-	1,568,544
Protective Life	-	2,078,918
Marshall Money Market Fund	262,964	612,159
Accrued interest and dividends	2,074	54,885
Net Assets	$ 8,891,012	$ 31,861,017

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Investment in Master Trust (Continued)**

The assets of the pooled funds as of December 31, 1998, were as follows:

	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
IMC Global Inc. common stock	$ 8,405,762	$ -
M&I Stable Principal Fund	-	13,729,913
Guaranteed Investment Contracts:		
CDC Investment Management Corp.	-	1,500,000
Rabobank Alternative	-	938,039
Sunamerica Life Company	-	3,343,745
Government Plus Synthetic	-	2,586,737
Ohio National	-	1,542,445
Sunamerica Life Synthetic	-	1,500,757
Connecticut General Life	-	1,519,315
General American Synthetic	-	1,517,803
Marshall Money Market Fund	104,275	145,405
Pending transactions	89,751	-
Accrued interest and dividends	1,699	72,410
Net Assets	$ 8,601,487	$ 28,396,569

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. Investment in Master Trust (Continued)

Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:

	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
Additions		
Interest and dividend income	$ 177,356	$ 1,680,709
Net realized and unrealized depreciation in fair value of investments	(1,855,870)	-
Contributions and transfers from other plans	37,074,481	45,454,721
	35,395,967	47,135,430
Deductions		
Benefits paid	35,106,442	43,670,982
Net increase in assets	289,525	3,464,448
Net assets, beginning of year	8,601,487	28,396,569
Net assets, end of year	$ 8,891,012	$ 31,861,017

Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:

	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
Additions		
Interest and dividend income	$ 97,003	$ 1,680,792
Net realized and unrealized depreciation in fair value of investments	(2,297,412)	-
Contributions and transfers from other plans	19,496,739	24,287,771
	17,296,330	25,968,563
Deductions		
Benefits paid	14,679,071	22,707,640
Investment expenses	66,363	31,850
	14,745,434	22,739,490
Net increase in assets	2,550,896	3,229,073
Net assets, beginning of year	6,050,591	25,167,496
Net assets, end of year	$ 8,601,487	$ 28,396,569

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION
AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

4. **Significant Investments**

Investments (all are participant-directed) that represent 5% or more of assets available for benefits at December 31, 1999 and 1998, were as follows:

	December 31	
	1999	1998
Vanguard Wellington Fund, Inc.	$ 2,079,098	$ 2,103,949
Fidelity Equity-Income Fund, Inc.	1,419,913	1,209,195
Fidelity Magellan Fund, Inc.	619,175	337,870
Loans to participants	563,398	378,673

5. **Federal Income Tax Status**

The Internal Revenue Service ruled on September 7, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedules

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES REPRESENTED BY LOCAL #35
INTERNATIONAL CHEMICAL WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

SCHEDULE H, PART IV, ITEM 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

Employer Identification Number: 36-3888539

Plan Number: 103

Identity of Issuer	Description	Number of Shares	Cost	Current Value
Marshall and Ilsley Trust Company*	Vanguard Wellington Fund, Inc.	74,360	$ 2,098,488	$ 2,079,098
	Fidelity Equity-Income Fund, Inc.	26,550	1,428,382	1,419,913
	Fidelity Magellan Fund, Inc.	4,532	551,836	619,175
Loans to participants (7.00% - 10.75%)		-	563,398	563,398
			$ 4,642,104	$ 4,681,584

*Indicates party-in-interest to the Plan.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES REPRESENTED BY LOCAL #35 INTERNATIONAL
CHEMICAL WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

SCHEDULE G, PART I

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3888539

Plan number: 103

Social Security Number	Original Loan Amount	Principal and Interest Paid During the Year	Loan Issue Date	Maturity Date	Default Date	Interest Rate	Collateral Type	Value
261-53-4472	$ 1,000	$ 144	1/14/99	1/8/04	9/28/99	7.75%	Participant account	$ 3,771
267-88-2736	11,400	1,674	1/29/99	1/16/03	9/28/99	7.75%	Participant account	20,291
225-68-8129	3,000	-	6/18/98	6/12/03	8/27/99	8.50%	Participant account	20,351
265-70-5618	6,000	-	2/24/99	2/12/04	8/27/99	7.75%	Participant account	13,169
263-33-5230	900	241	7/3/97	7/1/99	2/19/99	8.50%	Participant account	10,352
264-94-6971	2,000	284	8/6/98	7/31/03	9/28/99	8.50%	Participant account	10,076
265-31-6354	1,600	1,104	7/24/97	7/19/01	4/22/99	8.50%	Participant account	-
266-39-7560	2,900	91	9/3/98	8/31/00	8/27/99	8.50%	Participant account	5,325

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES REPRESENTED BY LOCAL #35 INTERNATIONAL
CHEMICAL WORKERS UNION AT FLORIDA MINERALS OPERATIONS OF IMC-AGRICO MP, INC.

SCHEDULE H, PART IV, ITEM 4(j)

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3888539

Plan Number: 103

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of securities transactions in excess of 5% of plan assets						
Marshall and Ilsley Trust Company*	Vanguard Wellington Fund, Inc.	$ 698,614	$ -	$ 698,614	$ 698,614	$ -
		-	614,866	583,259	614,866	31,607
	Fidelity Equity-Income Fund, Inc.	966,412	-	966,412	966,412	-
		-	694,760	641,161	694,760	53,599
	Fidelity Magellan Fund, Inc.	512,995	-	512,995	512,995	-
		-	287,952	265,979	287,952	21,973

*Indicates party-in-interest to the Plan.

-16-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused This annual report to be signed on its behalf by the undersigned hereunto duly Authorized.

Salary Reduction Plan for Hourly Employees Represented By Local #35
International Chemical Workers Union At Florida Minerals
Operations of IMC-AGRICO MP, INC.

/s/ J. Bradford James

J. Bradford James
Chairman of the Employee Benefits Committee

Date: June 28, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Bradford James ----------------------- J. Bradford James	Senior Vice President and Chief Financial Officer	June 28, 2000
/s/ Stephen P. Malia ----------------------- Stephen P. Malia	Senior Vice President Human Resources	June 28, 2000
/s/ E. Paul Dunn, Jr. ---------------------- E. Paul Dunn, Jr.	Vice President and Treasurer	June 28, 2000
/s/ Mary Ann Hynes ---------------------- Mary Ann Hynes	Senior Vice President and General Counsel	June 28, 2000